Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 5 DATED APRIL 5, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Hidden Creek Controlled Subsidiary - Zephyrhills, FL

On March 30, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Hidden Creek Controlled Subsidiary”) for an initial purchase price of approximately $130,000, which is the initial stated value of our equity interest in a new investment round in the Hidden Creek Controlled Subsidiary (the “Hidden Creek Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Hidden Creek Controlled Subsidiary, for an initial purchase price of approximately $1,177,000 (the “Hidden Creek Interval Fund Investment” and, together with the Hidden Creek Growth VII eREIT Investment, the “Hidden Creek Investment”). The Hidden Creek Controlled Subsidiary used the proceeds to acquire five (5) single family homes in the planned Hidden Creek subdivision located in Zephyrhills, FL. We anticipate the Hidden Creek Controlled Subsidiary, or one of our affiliates, will purchase up to one hundred and five (105) homes in the Hidden Creek subdivision (the “Hidden Creek Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Hidden Creek Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Hidden Creek Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Hidden Creek Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Hidden Creek Growth VII eREIT Investment (the “Hidden Creek Operative Agreements”), we have authority for the management of the Hidden Creek Controlled Subsidiary, including the Hidden Creek Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Hidden Creek Investment, paid directly by the Hidden Creek Controlled Subsidiary.

The total purchase price for the Hidden Creek Property is anticipated to be approximately $25,240,000, an average of approximately $240,400 per home. The Hidden Creek Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 105 homes by December 2021.

The Hidden Creek Property will have a mix of unit types and floorplans, ranging from 1,200 square foot, 3 bedroom, 2 bath homes to 2,717 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Hidden Creek Property.

Riverstone Controlled Subsidiary - Lakeland, FL

On March 30, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Riverstone Controlled Subsidiary”) for an initial purchase price of approximately $199,000, which is the initial stated value of our equity interest in a new investment round in the Riverstone Controlled Subsidiary (the “Riverstone Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Riverstone Controlled Subsidiary, for an initial purchase price of approximately $1,791,000 (the “Riverstone Interval Fund Investment” and, together with the Riverstone Growth VII eREIT Investment, the “Riverstone Investment”). The Riverstone Controlled Subsidiary used the proceeds to acquire nine (9) single family homes in the planned Riverstone subdivision generally located at Medulla Road & Turkey Creek Way in Lakeland, FL. We anticipate the Riverstone Controlled Subsidiary, or one of our affiliates, will purchase up to fifty (50) homes in the Riverstone subdivision (the “Riverstone Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Riverstone Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Riverstone Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Riverstone Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Riverstone Growth VII eREIT Investment (the “Riverstone Operative Agreements”), we have authority for the management of the Riverstone Controlled Subsidiary, including the Riverstone Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Riverstone Investment, paid directly by the Riverstone Controlled Subsidiary.

The total purchase price for the Riverstone Property is anticipated to be approximately $10,944,000, an average of approximately $219,000 per home. The Riverstone Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 50 homes by June 2021.

The Riverstone Property will have a mix of unit types and floorplans, ranging from 1,429 square foot, 3 bedroom, 2 bath homes to 1,912 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Riverstone Property.

Homestead Estates Controlled Subsidiary - Elgin, TX

On March 31, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Homestead Estates Controlled Subsidiary”) for an initial purchase price of approximately $200,000, which is the initial stated value of our equity interest in a new investment round in the Homestead Estates Controlled Subsidiary (the “Homestead Estates Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Homestead Estates Controlled Subsidiary, for an initial purchase price of approximately $1,806,000 (the “Homestead Estates Interval Fund Investment” and, together with the Homestead Estates Growth VII eREIT Investment, the “Homestead Estates Investment”). The Homestead Estates Controlled Subsidiary used the proceeds to acquire nine (9) single family homes in the planned Homestead Estates subdivision generally located at County Line Rd and Speculator Ln in Elgin, TX. We anticipate the Homestead Estates Controlled Subsidiary, or one of our affiliates, will purchase up to forty (40) homes in the Homestead Estates subdivision (the “Homestead Estates Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Homestead Estates Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Homestead Estates Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Homestead Estates Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Homestead Estates Growth VII eREIT Investment (the “Homestead Estates Operative Agreements”), we have authority for the management of the Homestead Estates Controlled Subsidiary, including the Homestead Estates Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Homestead Estates Investment, paid directly by the Homestead Estates Controlled Subsidiary.

The total purchase price for the Homestead Estates Property is anticipated to be approximately $8,840,000, an average of approximately $221,000 per home. The Homestead Estates Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 40 homes by June 2021.

The Homestead Estates Property will have a mix of unit types and floorplans, ranging from 1,429 square foot, 3 bedroom, 2 bath homes to 1,802 square foot, 5 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Homestead Estates Property.

Oak Ridge Controlled Subsidiary - Fort Worth, TX

On March 31, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Oak Ridge Controlled Subsidiary”) for an initial purchase price of approximately $206,000, which is the initial stated value of our equity interest in a new investment round in the Oak Ridge Controlled Subsidiary (the “Oak Ridge Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Oak Ridge Controlled Subsidiary, for an initial purchase price of approximately $1,858,000 (the “Oak Ridge Interval Fund Investment” and, together with the Oak Ridge Growth VII eREIT Investment, the “Oak Ridge Investment”). The Oak Ridge Controlled Subsidiary used the proceeds to acquire ten (10) single family homes in the planned Oak Ridge subdivision generally located at Randol Mill Road and Ridgeland Oak Drive in Fort Worth, TX. We anticipate the Oak Ridge Controlled Subsidiary, or one of our affiliates, will purchase up to forty nine (49) homes in the Oak Ridge subdivision (the “Oak Ridge Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Oak Ridge Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Oak Ridge Growth VII eREIT Investment and initial tranche of homes occurred concurrently.

The Oak Ridge Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Oak Ridge Growth VII eREIT Investment (the “Oak Ridge Operative Agreements”), we have authority for the management of the Oak Ridge Controlled Subsidiary, including the Oak Ridge Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Oak Ridge Investment, paid directly by the Oak Ridge Controlled Subsidiary.

The total purchase price for the Oak Ridge Property is anticipated to be approximately $12,436,000, an average of approximately $254,000 per home. The Oak Ridge Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately 10 homes per month, with full delivery of the 49 homes by July 2021.

The Oak Ridge Property will have a mix of unit types and floorplans, ranging from 1,358 square foot, 3 bedroom, 2 bath homes to 2,996 square foot, 5 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Oak Ridge Property.

The following table contains underwriting assumptions for the Hidden Creek, Riverstone, Homestead Estates, and Oak Ridge Properties. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Hidden Creek Property	7.5%	3.0%	2.5%	5.25%	10 years
Riverstone Property	6.0%	3.0%	2.5%	5.25%	10 years
Homestead Estates Property	7.5%	3.0%	2.5%	5.25%	10 years
Oak Ridge Property	7.5%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.